

Mail Stop 4561

April 27, 2016

David Evans
President
Pacman Media Inc.
483 Green Lanes
London
N134BS
England, U.K

     Re: Pacman Media Inc.
              Amendment No. 5 to Registration Statement on Form S-1
              Filed April 1, 2016
              File No. 333-202771

Dear Mr. Evans:

We have reviewed your amended registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

Exhibit 23.1

1.   Please also include a consent from David Lee Hillary, Jr., CPA consenting to the use of his audit report dated December 23, 2014 with respect to the financial statements of Pacman Media Inc. as of October 31, 2013 and 2014 and the related statements of operations, changes in stockholders' equity and cash flows for the year ended October 31, 2014, the period from September 25, 2013 (Inception) through October 31, 2013, and the period from September 25, 2013 (Inception) through October 31, 2014.

You may contact Laura Veator, Staff Accountant, at (202) 551-3716, or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488, if you have questions regarding comments on the financial statements and related matters. If you have any other questions, please contact Jeff Kauten, Attorney-Advisor, at (202) 551-3447, or in his absence, me at (202) 551-3457, with any other questions. If you require further assistance, please contact Barbara C. Jacobs, Assistant Director, at (202) 551-3730.

Sincerely,

/s/ Maryse Mills-Apenteng

Maryse Mills-Apenteng
Special Counsel
Office of Information Technologies
and Services

cc: Jill Arlene Robbins, Esq.
       Jill Arlene Robbins, P.A.